                         July 17, 2008

Re:	Ingram Micro Inc. Form 10-K: For the Year Ended December 29, 2007 Filed February 27, 2008 File No. 001-12203
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief — Accounting
Dear Mr. Krikorian:
     On behalf of Ingram Micro Inc. (the “Company”), I am responding to the comment of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 2, 2008 relating to the above-referenced filing.
     I have recited the comment of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.
Form 10-K for the Fiscal Year Ended December 29, 2007
Notes to Consolidated Financial Statements, page 45
Note 2 — Significant Accounting Policies, page 45
Cash and Cash Equivalents, page 46
1.	Your response to prior comment number 1 indicates that you would not object to reclassifying the book overdraft from financing activities to operating activities in future filings. If future filings are revised to show this reclassification, please confirm that your reclassification footnote will include disclosures that will provide sufficient information to show the effects on amounts previously reported and as reclassified. Alternatively, the Staff will not object to your current classification, if future filings are revised to include a separate line item on the face of the balance sheet to present an obligation to the financial institutions (e.g., due to banks) in

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
July 17, 2008

accordance with Rules 5-02(19)(1) and 20 of Regulation S-X. Furthermore, the overdraft footnote disclosure should be expanded to clearly indicate that the bank is not obligated, either explicitly or implicitly, to honor the liability.

We have considered the presentation alternatives for the book overdraft balance and have concluded that in future filings we will revise our presentation to reclassify the book overdraft from financing activities to operating activities in the consolidated statement of cash flows. We also confirm to the Staff that in future filings we will include disclosures that will provide sufficient information to show the effects of the reclassification on previously reported amounts showing both the previously reported amounts and the as-reclassified amounts. In addition, we will maintain the classification of book overdrafts as accounts payable on the face of the balance sheet and our footnote disclosure of book overdrafts will be expanded to clearly indicate that the bank is not legally obligated under our credit facilities to honor the book overdraft balance.
* * * * *
     Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely, Larry C. Boyd Senior Vice President, Secretary and General Counsel

cc:	Jason Niethamer (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Alan Denenberg (Davis Polk & Wardwell)
William D. Humes (Ingram Micro)
Michael Zilis (Ingram Micro)
Lily Y. Arevalo (Ingram Micro)